UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13D-102)

Under the Securities Exchange Act of 1934

(Amendment No.     )*

CALLWAVE, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

13126N 10 1 (CUSIP Number)

December 31, 2004

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13126N 10 1	Page 2 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). New Millennium Venture Partners II, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

5. Sole Voting Power. 0 6. Shared Voting Power. 1,215,091 7. Sole Dispositive Power. 0 8. Shared Dispositive Power. 1,215,091

9.	Aggregate Amount Beneficially Owned by Each Reporting Person. 1,215,091
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See instructions).	☐
11.	Percent of Class Represented by Amount in Row (9). 6.3%
12.	Type of Reporting Person (See Instructions). OO

CUSIP No. 13126N 10 1	Page 3 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). New Millennium Partners—CallWave, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

5. Sole Voting Power. 0 6. Shared Voting Power. 375,000 7. Sole Dispositive Power. 0 8. Shared Dispositive Power. 375,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person. 375,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See instructions).	☐
11.	Percent of Class Represented by Amount in Row (9). 1.9%
12.	Type of Reporting Person (See Instructions). PN

CUSIP No. 13126N 10 1	Page 4 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). New Millennium Partners II, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

5. Sole Voting Power. 0 6. Shared Voting Power. 584,422 7. Sole Dispositive Power. 0 8. Shared Dispositive Power. 584,422

9.	Aggregate Amount Beneficially Owned by Each Reporting Person. 584,422
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See instructions).	☐
11.	Percent of Class Represented by Amount in Row (9). 3.0%
12.	Type of Reporting Person (See Instructions). PN

CUSIP No. 13126N 10 1	Page 5 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). New Millennium Partners II (Non-Q), LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

5. Sole Voting Power. 0 6. Shared Voting Power. 255,669 7. Sole Dispositive Power. 0 8. Shared Dispositive Power. 255,669

9.	Aggregate Amount Beneficially Owned by Each Reporting Person. 255,669
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See instructions).	☐
11.	Percent of Class Represented by Amount in Row (9). 1.3%
12.	Type of Reporting Person (See Instructions). PN

CUSIP No. 13126N 10 1	Page 6 of 11

Item 1.	Name of Issuer

	(a)	Name of Issuer: CallWave, Inc.

	(b)	Address of Issuer’s Principal Executive Offices: 136 W. Canon Perdido Street, Ste. A, Santa Barbara, CA 93101.

Item 2.	Identity and Background.

1.	(a)	Name of Person Filing: New Millennium Venture Partners II, L.L.C.

	(b)	Address of Principal Business Office, or if none, Residence: 222 Columbus Avenue, Suite 412, San Francisco, California 94133

	(c)	Citizenship: Delaware

	(d)	Title of Class of Securities: Common Stock, par value $0.0001 per share

	(e)	CUSIP Number: 13126N 10 1

2.	(a)	Name of Person Filing: New Millennium Partners—CallWave, LP

	(b)	Address of Principal Business Office, or if none, Residence: 222 Columbus Avenue, Suite 412, San Francisco, California 94133

	(c)	Citizenship: Delaware

	(d)	Title of Class of Securities: Common Stock, par value $0.0001 per share

	(e)	CUSIP Number: 13126N 10 1

3.	(a)	Name of Person Filing: New Millennium Partners II, LP

	(b)	Address of Principal Business Office, or if none, Residence: 222 Columbus Avenue, Suite 412, San Francisco, California 94133

	(c)	Citizenship: Delaware

	(d)	Title of Class of Securities: Common Stock, par value $0.0001 per share

	(e)	CUSIP Number: 13126N 10 1

4.	(a)	Name of Person Filing: New Millennium Partners II (Non-Q), LP

	(b)	Address of Principal Business Office, or if none, Residence: 222 Columbus Avenue, Suite 412, San Francisco, California 94133

	(c)	Citizenship: Delaware

	(d)	Title of Class of Securities: Common Stock, par value $0.0001 per share

	(e)	CUSIP Number: 13126N 10 1

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

☒ Not Applicable.

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 13126N 10 1	Page 7 of 11

Item 4.	Ownership

Calculated pursuant to Rule 13d-3(d). The percentages of beneficial ownership below are based on 19,358,717 shares of Common Stock outstanding as of December 31, 2004 as reported in the Issuer’s quarterly report for the period ended December 31, 2004 on Form 10-Q.

1.	New Millennium Venture Partners II, L.L.C.

	(a)	Amount beneficially owned:

1,215,089

	(b)	Percent of class:

6.3%

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

0

(ii) Shared power to vote or to direct the vote:

1,215,089

(iii) Sole power to dispose or to direct the disposition of:

0

(iv) Shared power to dispose or to direct the disposition of:

1,215,089

The amount beneficially owned as described above includes (a) 375,000 shares of Common Stock held by New Millennium Partners—CallWave, LP, (b) 584,422 shares of Common Stock held by New Millennium Partners II, LP, and (c) 255,669 shares of Common Stock held by New Millennium Partners II (Non-Q), LP. Robert Senoff is the Managing Member of New Millennium Partners II, L.L.C., which is the general partner of the entities listed in (a), (b), and (c), above. Mr. Senoff may be deemed to have indirect ownership of the shares held by such entities and disclaims beneficial ownership of the securities held by New Millennium Partners—CallWave, LP, New Millennium Partners II, LP and New Millennium Partners II (Non-Q), LP, except to the extent of his respective pecuniary interest therein.

2.	New Millennium Partners—CallWave, LP

	(a)	Amount beneficially owned:

584,422

	(b)	Percent of class:

1.9%

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

0

(ii) Shared power to vote or to direct the vote:

375,000

(iii) Sole power to dispose or to direct the disposition of:

0

(iv) Shared power to dispose or to direct the disposition of:

375,000

3.	New Millennium Partners II, LP

	(a)	Amount beneficially owned:

584,422

	(b)	Percent of class:

3.0%

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

0

(ii) Shared power to vote or to direct the vote:

584,422

(iii) Sole power to dispose or to direct the disposition of:

0

(iv) Shared power to dispose or to direct the disposition of:

584,422

4.	New Millennium Partners II (Non-Q), LP

	(a)	Amount beneficially owned:

255,669

	(b)	Percent of class:

1.3%

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

0

(ii) Shared power to vote or to direct the vote:

255,669

(iii) Sole power to dispose or to direct the disposition of:

0

(iv) Shared power to dispose or to direct the disposition of:

255,669

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 13126N 10 1	Page 8 of 11

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 14, 2005

NEW MILLENNIUM VENTURE PARTNERS II, L.L.C.

By:	/s/ Robert Senoff
Name:	Robert Senoff
Title:	Managing Member

NEW MILLENNIUM PARTNERS—CALLWAVE, LP

By:	New Millennium Venture Partners II, L.L.C.,
the General Partner

By:	/s/ Robert Senoff
Name:	Robert Senoff
Title:	Managing Member

NEW MILLENNIUM PARTNERS II, LP

By:	New Millennium Venture Partners II, L.L.C.,
the General Partner

By:	/s/ Robert Senoff
Name:	Robert Senoff
Title:	Managing Member

NEW MILLENNIUM PARTNERS II (NON-Q), LP

By:	New Millennium Venture Partners (Non-Q) II, L.L.C.,
the General Partner

By:	/s/ Robert Senoff
Name:	Robert Senoff
Title:	Managing Member

CUSIP No. 13126N 10 1	Page 9 of 11

EXHIBIT INDEX

The following document is filed herewith:

(a)	Joint Filing Agreement dated as of February 14, 2005, among New Millennium Venture Partners II, L.L.C., New Millennium Partners—CallWave, LP, New Millennium Partners II, LP and New Millennium Partners II (Non-Q), LP.

CUSIP No. 13126N 10 1	Page 10 of 11

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13G, dated February 14, 2005 with respect to the shares of Common Stock of CallWave, Inc. and any further amendments thereto executed by each and any of us shall be filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same document.

Dated: February 14, 2005

NEW MILLENNIUM VENTURE PARTNERS II, L.L.C.

By:	/s/ Robert Senoff
Name:	Robert Senoff
Title:	Managing Member

NEW MILLENNIUM PARTNERS—CALLWAVE, LP

By:	New Millennium Venture Partners II, L.L.C.,
the General Partner

By:	/s/ Robert Senoff
Name:	Robert Senoff
Title:	Managing Member

NEW MILLENNIUM PARTNERS II, LP

By:	New Millennium Venture Partners II, L.L.C.,
the General Partner

By:	/s/ Robert Senoff
Name:	Robert Senoff
Title:	Managing Member

CUSIP No. 13126N 10 1	Page 11 of 11

NEW MILLENNIUM PARTNERS II (NON-Q), LP

By:	New Millennium Venture Partners (Non-Q) II, L.L.C.,
the General Partner

By:	/s/ Robert Senoff
Name:	Robert Senoff
Title:	Managing Member